Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2014 (1)	2013 (1)

Net Income (Loss)	$200	$(34)
Equity in earnings of unconsolidated affiliates, net of distributions	2	(25)
Income taxes	124	295
	326	236

Fixed charges, as defined:

Interest	69	82
Interest component of rentals charged to operating expense	2	4
Total fixed charges	71	86

Earnings, as defined	$397	$322

Ratio of earnings to fixed charges	5.59	3.74
         ___________

(1)
Excluded from the computation of fixed charges for the three months ended June 30, 2014 and 2013 is interest expense of $9 million and interest income of less than $1 million, respectively, which is included in income tax expense.